January 2, 2013

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: American Equity Investment Life Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 1, 2012
Form 8-K dated November 5, 2012
Filed November 6, 2012
File No. 001-31911

Dear Mr. Rosenberg:

I received your comment letter dated December 21, 2012 requesting a response within 10 business days. Due to the holiday season and our staff's time away we have determined that we will need some additional time beyond 10 business days to appropriately respond to all of your comments. We will submit our response on or prior to January 15, 2013, which would be within 15 business days.

Sincerely,

/s/ Ted M. Johnson
Ted M. Johnson
Chief Financial Officer and Treasurer